UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hidrent Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 8, 2019

Physical address of issuer
3908 Estelleine Drive, Celina, TX 75009

Website of issuer
www.hidrent.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
August 19, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing interest holders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
1

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$7,544.10	$161.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenue	$13,190.00	$8.82
Cost of Goods Sold	$570.00	$13.35
Taxes Paid	$0.00	$0.00
Net Income	-$141,845.25	-$111,023.43

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 21, 2019

FORM C

Up to $107,000.00

Hidrent Inc.



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Hidrent Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.hidrent.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 21, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.hidrent.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Hidrent Inc. (the "Company") is a Delaware Corporation, formed on May 8, 2019. The Company was initially formed in Texas on May 12, 2017 as "hidrent, LLC". On May 8, 2019, the Company changed from a Texas limited liability company to a Delaware corporation.

The Company is located at 3908 Estelleine Drive, Celina, TX 75009.

The Company's website is www.hidrent.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Hidrent connects off-duty firefighters with people in their community who need home service projects done. Upon completion of the work, Hidrent collects a percentage of the job payment.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	August 19, 2019
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized as a Texas limited liability company in 2017 (under the name hidrent, LLC) and began business in 2018. We converted to a Delaware corporation under the laws of Delaware on May 8, 2019. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be

considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. In order to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel..

There can be no assurance that the company will achieve profitability.

There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its units and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees

In particular, the Company is dependent on David Heimbuch who is the Founder and CEO of the Company. The Company has or intends to enter into employment agreements with David Heimbuch although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of David Heimbuch could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on David Heimbuch in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if David Heimbuch dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations may be harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry may experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients could harm our business and results of operations.

Our ability to sell our services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services could have an adverse effect on our sales and results of operations.

Once our services are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these services, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional services to existing customers could be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the home service industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the home service and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

The Company stores sensitive data, including that of our customers, and personally identifiable information of our customers and firefighters, on our technology platform. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks, and the information stored there could be accessed, publicly disclosed, lost or stolen. The Company regards data privacy and security a top priority. The Company also intends to deploy a hardened and secure technical infrastructure. There can however be no assurances that hackers will not develop and deploy viruses, worms, and other malicious software that may improperly gain access to sensitive customer information or negatively impact the operation of the Company's website and technology.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third-party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third-party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate, and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we should continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

Affiliates of the Company, including officers, directors and existing interest holders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing interest holders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 89.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your

investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those major investors, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the interest holders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the interest holders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company has developed a mobile application that connects off-duty firefighters with people in their community who need home service projects done. Upon completion of the work, we collect a percentage of the job payment.

Business Plan

We are a professional services company, providing handyman services to clients. We currently operate in Arizona, Colorado, Florida, Idaho, and Texas with one common brand and business model designed to enable us to provide clients with the same high level of service. Drawing on a labor source consisting exclusively of off-duty firefighters, we seek to provide differentiated services that help our clients receive safe, trustworthy and reliable help around the house while also providing off-duty firefighters the ability to supplement their incomes. We plan to use the proceeds of this Offering to expand to additional locations nationally and make improvements to our mobile app and website.

History of the Business

The Company began offering its services in January 2018. The Company has focused on increasing visibility and adding firefighters and consumers to its network.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online Marketplace	A mobile app that allows customers to request home services from off-duty firefighters.	Residents in need of handyman services.

We intend to use the proceeds of this Offering to build a transaction-based website to complement the existing mobile app. We will also be working on updating our in-app communications software and flow and expanding to additional locations.

Competition

The Company's primary competitors are Thumbtack, HomeAdvisor, Handy, and TaskRabbit.

We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers, and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation. Our success is reliant upon our unique differentiator of exclusively using off-duty firefighters as our labor source.

Customer Base

Our customers are primarily home residents who need help with handyman work such as flooring, fencing, light repair, and more.

Intellectual Property

Trademarks

Application or Registration #	Mark	File Date	Registration Date	Country
5419888	HIDRENT	May 30, 2017	March 6, 2018	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3908 Estelleine Drive, Celina, TX 75009

The Company has the following additional addresses: Capital Factory Attn: Dave Heimbuch, Hidrent, 3102 Oak Lawn Ave, Suite 109 Dallas, TX 75219

The Company conducts business in Arizona, Colorado, Florida, Idaho, and Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Customer Acquisition	20.00%	$5,000	23.36%	$25,000
Technology	80.00%	$20,000	67.29%	$72,000
Expansion	0.00%	$0	9.35%	$10,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

*This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDislcose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company has discretion to alter the use of proceeds should the management team feel it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Heimbuch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2017 to Present: Founder and CEO
-- Responsible for the strategic vision of the business with a particular emphasis on marketing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

October 2014 to November 2017: Senior Director, Sales, Tapad
-- Responsible for Midwest managing territory and sales growth for Tapad advertising solutions

Educational Background

The University of Nebraska – Lincoln, 1995, Bachelor of Science, Business Administration

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Heimbuch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May 2017 to Present: Founder and CEO
-- Responsible for the strategic vision of business with a particular emphasis on marketing

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

October 2014 to November 2017: Senior Director, Sales, Tapad
-- Responsible for Midwest managing territory and sales growth for Tapad advertising solutions

Educational Background

The University of Nebraska – Lincoln, 2017, Bachelor of Science, Business Administration

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Other than the Company's founder, David Heimbuch, who currently does not have an employment agreement with the Company, the Company does not have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	9,000,000
Voting Rights	Voting rights are on a per share basis
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

Security Type	Number Sold	Price Per Share	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	100,000	$0.00001	In lieu of paying the Purchase price in cash, Capital Factory has admitted the Company into its accelerator program as full consideration for the Shares.	General Operations	May 22, 2019	4(a)(2)

The Company currently does not have any debt outstanding.

Ownership

A majority of the Company is owned by David Heimbuch.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David Heimbuch	89.0%

The Company currently has reserved 10% of authorized common stock of the Company for future employees. The allocation of these securities will be determined upon the hiring of new employees.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$141,845.00	$0.00	$0.00

Operations

We generate substantially all of our revenue by receiving a percentage of the payments for costs of services rendered by the off-duty fire fighters through our mobile app. For the year ended December 31, 2017, we did not record any meaningful revenue as this year was spent predominately on research and development. For the year ended December 31, 2018, we earned $13,190. Our primary expenses are marketing-related and we expect them to decrease over the course of this year.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: increasing margins from 12% to 20%, achieving 100,000 user downloads, registering 10% of firefighters in select markets, increasing to 15 geographical markets, complete redesign of the mobile app, and complete development of transaction-based website.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 19, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Stocks, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above

The material terms of the Security are as follows:

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Valuation Cap
$3,000,000 or $3,500,000.00

Discount Rate:
20%

Conversion of the Crowd Notes.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Interests pursuant to the following:

   a. If the investor <u>is not</u> a Major Investor, the Crowd Notes will convert into Conversion Interests upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the investor <u>is</u> a Major Investor, the Company will convert the Crowd Notes into Conversion Interests prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Notes into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Interests pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the Preferred Interests sold in the Qualified Equity Financing; <u>provided, however</u>, that if the investor <u>is not</u> a Major Investor, the investor shall receive interests of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Notes into Conversion Interests pursuant to the terms of the Crowd Notes.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of the Crowd Notes, the Company at its expense will issue and deliver to the investor, upon surrender of the Crowd Notes, the respective number of Conversion Interests.

5. **Note Completion**. The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (b) the

payment of amounts due to the investor pursuant to the terms of the Crowd Notes.

"**Conversion Interests**" shall mean Interests of the Company's Preferred Interests issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Interests in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Interests that is identical in all respects to the Preferred Interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   a. Shadow series interest holders shall grant their vote on any matter this is submitted to a vote or for the consent of the interest holders of the Company (except for on matters required by law) by Irrevocable Proxy

   b. Shadow Series interest holders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**"

   c. Investors that purchase the first Twenty-Five Thousand (25,000) Crowd Notes and thereby fund the first Twenty-Five Thousand Dollars ($25,000) will receive Crowd Notes with a conversion provision based on $3 million valuation cap instead of a $3.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $3 million valuation cap instead of $3.5 million.

   d. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the fully-diluted capitalization of the Company immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series interest holder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series interest holder.

"**Major Investor**" shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

"**Corporate Transaction**" shall mean:
    i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of equity interest of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the equity interest of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting interests of the Company (or the surviving or acquiring entity), or
    iv. An IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Interests: 1) Shadow Series interest holders shall grant their vote on any matter that is submitted to a vote or for the consent of the interest holders of the Company (except for on matters required by law) by Irrevocable Proxy, and 2) Preferred interest holders shall have the right to vote on the same basis as Common interest holders.

The Company does not have any voting agreements in place.

The Company does not have any interest holder / equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any membership interest issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE

TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/David Heimbuch
_____
(Signature)

David Heimbuch
_____
(Name)

Founder / CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David Heimbuch
_____
(Signature)

David Heimbuch
_____
(Name)

Founder / CEO
_____
(Title)

6/21/19
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, David Heimbuch, being the founder of Hidrent Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/David Heimbuch
_____
(Signature)

David Heimbuch
_____
(Name)

Founder / CEO
_____
(Title)

6/21/19
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

Hidrent Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS SELECT HY SAV (1215)	25.00
TOTAL BUS CHK (1207)	7,519.10
Total Bank Accounts	**$7,544.10**
Total Current Assets	**$7,544.10**
TOTAL ASSETS	**$7,544.10**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Investment	260,412.78
Retained Earnings	-111,023.43
Net Income	-141,845.25
Total Equity	**$7,544.10**
TOTAL LIABILITIES AND EQUITY	**$7,544.10**

Hidrent Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Sales	12,126.03
Uncategorized Income	1,064.58
Total Income	**$13,190.61**
Cost of Goods Sold	
Cost of Goods Sold	570.00
Total Cost of Goods Sold	**$570.00**
GROSS PROFIT	**$12,620.61**
Expenses	
Advertising & Marketing	136,575.00
Meals & Entertainment	69.43
Other Business Expenses	17,821.43
Total Expenses	**$154,465.86**
NET INCOME	**$ -141,845.25**

Hidrent Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	BANK FEES	FACEBOOK	NEXTDOOR	SEVENTABLETS	STRIPE FEES	NOT SPECIFIED	TOTAL
OPERATING ACTIVITIES							
Net Income		-81,575.00	-55,000.00	-17,500.00	-22.37	12,252.12	$ -141,845.25
Adjustments to reconcile Net Income to Net Cash provided by operations:							$0.00
Net cash provided by operating activities	**$0.00**	**$ -81,575.00**	**$ -55,000.00**	**$ -17,500.00**	**$ -22.37**	**$12,252.12**	**$ -141,845.25**
FINANCING ACTIVITIES							
Owner's Investment						149,228.35	$149,228.35
Net cash provided by financing activities	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$149,228.35**	**$149,228.35**
NET CASH INCREASE FOR PERIOD	$0.00	$ -81,575.00	$ -55,000.00	$ -17,500.00	$ -22.37	$161,480.47	$7,383.10
Cash at beginning of period	0.00				-13.35	174.35	$161.00
CASH AT END OF PERIOD	$0.00	$ -81,575.00	$ -55,000.00	$ -17,500.00	$ -35.72	$161,654.82	$7,544.10

Hidrent Inc.

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS SELECT HY SAV (1215)	25.00
TOTAL BUS CHK (1207)	136.00
Total Bank Accounts	**$161.00**
Total Current Assets	**$161.00**
TOTAL ASSETS	**$161.00**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Investment	111,184.43
Retained Earnings	
Net Income	-111,023.43
Total Equity	**$161.00**
TOTAL LIABILITIES AND EQUITY	**$161.00**

Hidrent Inc.

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	8.82
Total Income	**$8.82**
Cost of Goods Sold	
Cost of Goods Sold	13.35
Total Cost of Goods Sold	**$13.35**
GROSS PROFIT	**$ -4.53**
Expenses	
Advertising & Marketing	1,018.90
Other Business Expenses	110,000.00
Total Expenses	**$111,018.90**
NET INCOME	**$ -111,023.43**

Hidrent Inc.

STATEMENT OF CASH FLOWS

January - December 2017

	FACEBOOK	SEVENTABLETS	STRIPE FEES	NOT SPECIFIED	TOTAL
OPERATING ACTIVITIES					
Net Income	-1,018.90	-110,000.00	-13.35	8.82	$ -111,023.43
Adjustments to reconcile Net Income to Net Cash provided by operations:					$0.00
Net cash provided by operating activities	**$ -1,018.90**	**$ -110,000.00**	**$ -13.35**	**$8.82**	**$ -111,023.43**
FINANCING ACTIVITIES					
Owner's Investment				111,184.43	$111,184.43
Net cash provided by financing activities	**$0.00**	**$0.00**	**$0.00**	**$111,184.43**	**$111,184.43**
NET CASH INCREASE FOR PERIOD	**$ -1,018.90**	**$ -110,000.00**	**$ -13.35**	**$111,193.25**	**$161.00**
CASH AT END OF PERIOD	**$ -1,018.90**	**$ -110,000.00**	**$ -13.35**	**$111,193.25**	**$161.00**

EXHIBIT B

Company Summary





Company: Hidrent

Market: Home Services

Product: Digital Marketplace for firefighters and homeowners

Company Highlights

- Average job size completed through the app surpassed $209 in Q1 2019, a record high for the company
- Accepted to Texas' highly-regarded[i] Capital Factory Accelerator in May 2019
- Over 30,000 Hidrent and Hidrent Pro app downloads through Q1 2019
- Hidrent rated 4.7 out of 5 on the company's official Facebook page (as of June 3, 2019)[ii]

Executive Snapshot

Hidrent was founded in 2017 to provide homeowners a platform to request safe, reliable home services from firefighters that are looking to capitalize on their time off and physical skills. Hidrent was founded by David Heimbuch, who has senior-level experience at large technology companies like Photobucket, YuMe, and Shazam

The company has achieved several milestones since the app's launch in 2018, including:

- Over 30,000 Hidrent and Hidrent Pro app downloads (through Q1 2019)
- Average job size for Q1 2019 surpassed $209, the highest quarter on record for the company
- Admitted to the Capital Factory Accelerator in May 2019

PERKS

Investors that purchase the first 25,000 Crowd Notes, and thereby fund the first $25,000, will receive Crowd Notes with a conversion provision based on a $3 million valuation cap instead of a $3.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $3 million valuation cap (instead of $3.5 million).


Opportunity

Startups that operate marketplaces – platforms that connect buyers and sellers of a specific product or service – have reinvented the way consumers shop in many industries. Companies like Amazon, eBay, and Alibaba have transformed the way people buy goods online and in turn have developed trillions of dollars in market capitalization. Highly-regarded venture capital firm Andreessen-Horowitz predicts that the next era of marketplace companies will address and digitize the service economy.[iii] Home services is one industry that has seen the effects of digitization, with many companies using technology to help ease consumer pain points.[iv] However, even with the growth in these home service companies, many home owners are wary of trusting a new contractor or professional when seeking out home improvement or repair jobs.[v]

Firefighters – one of the most respected and positively viewed professions[vi] – have a unique work schedule that often requires them to work 12 to 24-hour shifts. Then, they typically have up to four consecutive days off, leading many to pursue side jobs, often in the gig economy, to supplement their income.[vii]

Founded in 2017, Hidrent offers an online marketplace for homeowners to request home repairs and other home services performed by off-duty firefighters. The company's mission is to offer homeowners easy access to safe, trustworthy, reliable help while giving firefighters a platform to capitalize on their skills. The mobile application currently serves Arizona, Colorado, Florida, Idaho, and Texas with plans to expand to North Carolina and additional states in the coming years. The company also plans to expand its platform beyond firefighters, targeting other trusted public officials like military veterans.

Product

Hidrent operates an online marketplace for many home service tasks. The company aims to provide off-duty firefighters with the ability to supplement their income while also offering homeowners access to safe and reliable help for their tasks. The company offers two mobile apps currently: Hidrent – which is for consumers to request services – and Hidrent Pro – which is for firefighters to accept jobs.



Hidrent App

Hidrent consumers are able to book home services through the iOS and Android applications. Consumers request a particular job through the app and then receive a price quote from the company. However, the consumer ultimately sets the price they're willing to pay for the job. The offer is then sent out to participating firefighters in the marketplace's network. Currently, Hidrent offers its services in Arizona, Colorado, Florida, Idaho, and Texas.



In-App Flow







Welcome to Hidrent
Connecting people in need of skilled labor with qualified off duty firefighters available to work.
Services
Snow Removal
Gutter Cleaning
Leaf Removal
Holiday Lights Installation

You Set the Price
Support your local firefighters by naming the price for the job you need done.
Roof Repair
Enter your budget and submit
$120
Low
$50
Most spend
$100-$200
High
$350

Offer to Participating Firefighters
Trust in the work to be done professionally while keeping you in a safe environment.
Flooring
$850
32462 Dalmount Blvd, Richardson Tx, 75932
Right now, ASAP!
501-750 sq ft
Yes, carpet

The following are some examples of services that Hidrent consumers can request:

Light Fixture Installation



Basic Bathroom Repair



Flooring





Smoke Detector Checks	Wall Mounting	Basic Kitchen Repair
		

Hidrent Pro

To fulfill consumer requests on the Hidrent app, firefighters use the Hidrent Pro app, which enables them to accept requests, complete jobs, and earn money. The company goes through a vetting process with the fire station that employs the firefighter to ensure safety and quality for its customers. Firefighters receive job requests along with pricing on their mobile devices through the iOS and Android apps. Then, they can accept or decline the project based on their availability and pricing. The first firefighter to accept the job request receives access to the complete job details – like customer name and contact information. Once work is complete, billing and payment are managed directly through the app. While Hidrent Pro is currently only available for firefighters, the company intends to expand its supply side of the marketplace to other public servants – like active military and military veterans.



Remainder of page left intentionally blank.



MicroVentures

In-App Flow











Welcome to Hidrent
Connecting qualified off duty firefighters with skilled labor jobs from people in their communities.
Available Jobs
Small Painting
Holiday Lights
Snow Removal
Leaf Removal

Receive Customer Requests
Jobs have been hand selected by current firefighters to align with your most common skillsets.
Services
Snow Removal
Gutter Cleaning
Leaf Removal
Holiday Lights Installation

Accept or Decline
If you like the request, then tap "accept" and we will put you in direct contact with the customer. If not, simply tap "decline".
Flooring
Right now, ASAP!
501-750 sq ft
Yes, carpet
Accept Job

Speed Matters
Since you are trained to respond quickly, the first Hidrent Pro to accept receives access to complete job details.
Back
Service Area
Next
1807 Lyte Street, Dallas Tx 75201
Up to 20

The Requests are Free!
There is no cost to install the Hidrent app and there are no costs to receive an unlimited number of job requests. Sign up now to give it a try. You have nothing to lose!
My Jobs
Completed
Snow Removal
Gutter Cleaning
Leaf Removal
Holiday Lights

Use of Proceeds

If the minimum amount is raised ($25,000), Hidrent intends to use approximately 80% of the proceeds towards technology development. The remaining portion will go towards customer acquisition.

If the maximum amount is raised ($107,000), the company intends to allocate about two-thirds of the use of proceeds towards technology development, about 23% towards customer acquisition, and the remaining 9% towards expansion costs.


Use of Proceeds: Min Raised ($25k)
Customer Acquisition
Technology Development
20%
80%


Use of Proceeds: Max Raised ($107k)
Customer Acquisition
Technology Development
Expansion Costs
9%
23%
67%

The company anticipates allocating funds towards the following functions within each category:

- *Technology Development:* Hidrent intends to use the proceeds of this raise towards developing a new transaction-based website - where consumers can place and pay for requests - and a new communication flow for users.
- *Customer Acquisition:* The company plans to leverage marketing learnings from 2018 towards spending on targeted advertisements through Facebook and Nextdoor to acquire new consumers. The company also expects to send physical marketing materials – like brochures and flyers – to fire stations to acquire additional firefighters for its platform.
- *Expansion Costs:* The company will use a portion of the proceeds towards expansion costs like marketing, legal fees, and more.

Product Roadmap

The company has multiple milestones that it plans to focus on for the remainder of 2019.

Technology Development

Hidrent will look to bring its technology resources in house and build a transaction-based website, which would provide consumers with the ability to book jobs on the mobile app and on a web browser. *(Anticipated completion date*: Q4 2019)



The company is also focused on developing app enhancements to streamline communication. The company will add mobile numbers for text communication between parties and introduce a rating system. *(Anticipated completion date:* Q4 2019)

Expansion

Hidrent is looking to expand to Raleigh, North Carolina; Boise, Idaho; Miami, Florida; Orlando, Florida; and Jacksonville, Florida. The company is looking to enter into these markets in September 2019.

The company is targeting these cities for a variety of reasons including:

- Large density of university students looking for help moving into college housing
- Prevalence of retirement age consumers that spend on home service tasks[viii]

- Fast growing cities with new residents

- Nextdoor – the neighborhood platform that aids in connecting people with local services – is prevalent in these markets[ix]

Strategic Partnerships

The company is targeting strategic partnerships with businesses in the moving industry. The goal of this partnership would be to use the supply of off-duty firefighters as a recommended labor force for loading and unloading large portable storage container units. The company is hoping to have finalized one of these partnerships by September 2019.

Business Model

Current Business Model

Hidrent generates revenue by taking a 12% commission fee on all completed jobs for running the marketplace and connecting the buyer and seller. Hidrent recommends a price to the consumer but, ultimately, the consumer decides the price they are willing to pay before sending the request out to the network of firefighters.



Future Business Model

By Q4 2019, Hidrent intends to change its pricing structure to increase its margins from 12% to 20%. Instead of taking 12% on all completed jobs, Hidrent will charge the homeowner a flat rate or hourly cost based on the service they are requesting. The company will then take 20% of that flat rate as a commission fee. The following scenario exemplifies the new business model the company intends to move towards:



Customer submits a job for furniture moving
Hidrent quotes the customer's service request at $50 per hour
Firefighter receives a notification for a job opporuntity on the Hidrent app for furniture moving with a $40 hourly rate.
After job complete, Hidrent will receive 20% of the quote it provided the customer ($10).

The company is also currently working on integrating insurance coverage into its service request feature. The company would pass along the insurance fees plus a small premium to the customer and the firefighter.

USER TRACTION

App Downloads

Through Q1 2019, the Hidrent app has been downloaded nearly 28,000 times by consumers. The Hidrent Pro app – the app that is used by firefighters to accept job requests – has been downloaded over 3,200 times in the same time period. Some metrics about the growth of the app downloads are as follows:

Remainder of page left intentionally blank.



Hidrent App

- 63% increase in Hidrent consumer downloads in Q1 2019 when compared to same time period in 2018

- 20% increase in Hidrent consumer downloads from Q4 2018 to Q1 2019

Hidrent Pro App

- 36% increase in Hidrent Pro downloads from Q4 2018 to Q1 2019

- Cumulative Hidrent Pro downloads have grown 263% from Q1 2018 to Q1 2019



Distribution of Total Job Price

Through Q1 2019, Hidrent has completed nearly 1,000 jobs totaling over $165,000 in transactions through the marketplace. Since inception, about 31% of jobs have been priced and completed within $50 and $100, making it the most common price range for Hidrent jobs. The next most common price range is $151 to $200, where approximately 21% of jobs have been completed. The minimum price for a completed job is $50. Some other metrics about how the distribution of amount paid per job has changed over time are as follows:

- 175% increase in total jobs completed within the $301 to $350 price range from the full calendar year 2018 to Q1 2019

- 400% increase in completed jobs over $1,000 in Q1 2019 when compared to the same period in 2018

- Percentage of $400 and above jobs has increased from ~7% in the full calendar year 2018 to ~9% in Q1 2019


Distribution of Total Job Price, 2018 - Q1 2019
$50 - $100
$101 - $150
$151 - $200
$201 - $250
$251 - $300
$301 - $350
$351 - $400
$400 and Above
31%
19%
21%
10%
7%
3%
2%
7%

Average Job Price

Average total job price for Q1 2019 surpassed $209, the highest quarter on record for the company. This growth was facilitated by the increasing number of completed jobs totaling over $1,000. Some other metrics about the trends in average job size over time are as follows:



- 15% increase in average job price from Q4 2018 to Q1 2019

- Highest quarter-over-quarter growth was from Q3 2018 to Q4 2018, when average job price increased by 18%

- Average job price increased 24% from Q1 2019 when compared to Q1 2018



Customer Survey

In Q1 2019, Hidrent surveyed roughly 100 of its customers about their experience on the app. When asked how they would feel if they could no longer use Hidrent, nearly 60% of customers responded "Very Disappointed" and approximately 31% of customers said they would be "Somewhat Disappointed".





Accelerator Participation

Hidrent became a member of the Capital Factory Accelerator in Q2 2019. Capital Factory is a leading accelerator in the state of Texas that provides companies with mentorship, coworking space, networking events, and investor introductions.



HISTORICAL FINANCIALS

Since January 2018 through April 2019– when Hidrent turned on its mobile application for use by the public – the company has generated $18,275 in revenue. In 2018, the company earned $13,190 in revenue, with Q2 being its strongest quarter due to the increased exposure and added users after the company launched all of its locations throughout the U.S by the end of Q1. Through May 2019, the company has generated $3,228 in total year to date revenue. By Q4 2019, Hidrent anticipates it will have increased its gross margin from 12% to 20% by changing its pricing structure.



Revenue
$2,500
$2,000
$1,500
$1,000
$500
$-
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19



Hidrent began incurring expenses in 2017. Expenses spiked in August 2017, when the company was spending to develop its mobile application, website, and other technology features. In 2017, technology development was the largest expense at $110,000. In 2018, the company incurred $154,465 in total expenses. The company's spending into advertising and marketing picked up in 2018, as it looked to increase the visibility of its platform to both consumers and firefighters. Through April, Hidrent has incurred $25,832 in expenses in 2019.



Nearly all expenses in 2017 went towards technology development. The breakdown of expenses in 2018 and in 2019 through April are as follows:

	2018 Expenses	2019 Expenses (Through April)
Technology Development	~10%	~25%
Other	~1%	~1%
Advertising and Marketing	~89%	~74%





The company generated a net loss of $111,023 in 2017 and a net loss of $141,845 in 2018. Through April, Hidrent has generated a net loss of nearly $22,605 in 2019. In 2019 through April, Hidrent's average monthly burn rate was $5,651, down from $11,820 in 2018. As of May 2019, the company had over $9,500 in cash assets with the founder committed to continually financially investing in the business through the conclusion of the raise.



Net Income
$-
$(20,000)
$(40,000)
$(60,000)
$(80,000)
$(100,000)
$(120,000)
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19
Apr-19

INDUSTRY AND MARKET ANALYSIS

Online Marketplaces

Online marketplaces – platforms that connect buyers and sellers of certain goods or services – have seen widespread consumer adoption this decade, with approximately $1.86 trillion spent globally on the top 100 online marketplaces in 2018. At these top 100 companies, gross merchandise value grew 23% from 2017 to 2018. The geographic distribution of the top 100 online marketplaces is as follows:[x]



Distribution of Top 100 Online Marketplaces
North America
Asia
Europe
Middle East/Africa
Latin America
61%
17%
14%
3%
5%
Source: Digital Commerce 360



Many of these companies have launched within the last decade. In fact, more than half of the top 100 online marketplaces have launched within the last seven years. A popular business model among marketplace companies is to charge a commission fee for facilitating the buying and selling process between the customers. Digital Commerce 360 found that the median commission fee was 11% for the largest U.S marketplaces. Additionally, the research firm found that 40% of the median sales occurred on mobile devices.[xi]



MORE THAN HALF LAUNCHED IN THE LAST 7 YEARS
Source: Digital Commerce 360
Online marketplaces broken down by year launched
39 of the 100 top marketplaces launched between 2010-15. These include retailers that have been around for a while, and just recently began allowing other merchants to sell on their sites.
1995
2000
2005
2010
2015
2020

Firefighter Employment Information

In May 2018, The Bureau of Labor Statistics estimated that there were 321,570 career firefighters in the U.S.[xii] There is also a large number of volunteer fighters throughout the country. The National Fire Protection Association estimates that there were 682,600 volunteer firefighters in 2017.[xiii] As of May 2018, the states with the greatest number of career firefighters were:[xiv]

State	Number of Firefighters
California	32,910
Texas	29,110
Florida	22,690
Ohio	19,210
Illinois	17,170



Hidrent currently operates in the Texas and Florida markets. The company has plans to expand into additional markets by Q4 2019.



A full-time firefighter works 56 hours per week on average. However, work hours are divided into long shifts with most departments dividing work into 24-hour shifts. Typically, firefighters work ten of these 24-hour shifts per month, giving the employee approximately 20 days off each month. Many firefighters use their days off to work at a second job to supplement their income.[xv] Hidrent is hoping to build the supply-side of its marketplace with these firefighters that are looking to add to their incomes through additional services.

Home Services

Verified Market Research reported that the global home services market was valued at $281.65 billion in 2018 and is forecast to reach $1.13 trillion by 2026. This market includes services such as construction, interior design, electricity, plumbing, gas, and more. Industry analysts predict this growth will be fueled, in part, by increasing adoption of smartphones, which allow consumers to make on-demand requests for home services conveniently. With the increasing convenience of requesting home services, the consumer demand has increased as well. This increased demand has helped widen the scope of businesses that operate within the home services industry to include tasks like cleaning, basic repair, and more.[xvi]



In a study done by the Harvard Joint Center for Housing Studies, researchers found that households owned by people 55 and over account for half of all current home improvement spending in 2017. Researchers expect Baby Boomer homeowners to continue to invest in home improvements, particularly in modifications that will enhance accessibility. Further, approximately 3 million homeowners, of which ~72% were at least 55 years old, reported that they were taking on one or more home improvement projects that would improve accessibility.[xvii]

Additional metrics on home improvement spending in 2017 within the markets that Hidrent currently serves or intends to expand to are as follows:[xviii]

City	Number of Homeowners (In Thousands)	Homeowners Reporting Projects (In Thousands)	Average per Owner Spending ($)	Total Expenditures (Billions of $)
Dallas, Texas	1,504	426	4,090	6.2
Phoenix, Arizona	1,092	326	3,070	3.3
Tampa, Florida	765	210	3,430	2.6
San Antonio, Texas	500	168	4,270	2.1
Houston, Texas	1,432	372	3,440	4.9
Miami, Florida	1,237	304	2,340	2.9

COMPETITORS

Thumbtack: Founded in 2008, San Francisco-based Thumbtack is a provider of an online marketplace for local services. The company's marketplace allows users to search for professionals for tasks like painting, junk removal, home remodeling, learning a new language, photography, and more. Users are able to receive bids from local professionals interested in the requested job and then compare based on price estimates, reviews, and business profiles. Many of these professionals are members of the "gig economy". The company reported that it processes about $1 billion a year for its service providers across about 1,000 professional categories and that it expects to be profitable by 2019.[xix] In June 2019, Thumbtack filed documents that authorized the company to raise an additional $120 million in financing, at a $1.3 billion valuation. Back in 2015, the company raised a $125 million round at approximately the same valuation. The company has raised approximately $270 million in venture funding.[xx]

HomeAdvisor: HomeAdvisor is a digital marketplace that connects homeowners with professionals for home repair and improvement, and maintenance projects. Users are able to search categories like furniture assembly, fence installation, painting, carpentry, and more to find the task they are looking to have completed. After submitting a request, HomeAdvisor will recommend four pre-screened, local home improvement professionals out of their network of over 100,000. Users and professionals are then able to connect and discuss the service request.[xxi] Users are not charged; however, service professionals pay advertising fees to participate in HomeAdvisor's network.[xxii] In 2017, HomeAdvisor merged with Angie's List, a local service review website.[xxiii] The two companies merged to form ANGI Homeservices. In 2018, ANGI Homeservices reported earning $7.74 billion in total marketplace revenue – which includes the HomeAdvisor platform.[xxiv]



Handy: Founded in 2012, Handy is an online platform that connects individuals looking for household services with high-quality, pre-screened, independent service professionals. Individuals can book home cleanings, handyman services, furniture assembly, and more. Handy also partners with large brands – like Wayfair – to offer customers the ability to purchase an end-to-end product purchase and installation experience from the platform.[xxv] In October 2018, Handy was acquired by ANGI Homeservices – the parent company of Angie's List and HomeAdvisors.[xxvi] In 2018, ANGI Homeservices reported earning $7.74 billion in total marketplace revenue – which includes the Handy platform.[xxvii]

TaskRabbit: TaskRabbit – formerly RUNmyERRAND – is a platform for customers to book everyday services from vetted professionals. Customers can hire a personal assistant, a painter, purchase yard cleanup, delivery services, and more through the mobile application and website. When customers book a task, they can choose the professional they hire and their skills, reviews, and hourly rates. The hourly rate is inclusive of the payment for the professional and the 15% TaskRabbit service fee.[xxviii] The company reports having over 140,000 professionals on its platform.[xxix] In September 2017, TaskRabbit was acquired by the Ikea Group after raising about $50 million in funding. The price of the deal was not disclosed.[xxx]

EXECUTIVE TEAM



David Heimbuch, Founder and CEO: Prior to founding Hidrent, Dave worked as the Senior Director of Sales at Tapad for over three years. During his time at the company, Tapad was acquired by Telenor for $360 million.[xxxi] He also opened and led the Midwest advertising sales office for Shazam, the popular mobile content discovery application that was eventually acquired by Apple for $400 million.[xxxii] Before joining Shazam, Dave worked at YuMe – a public company[xxxiii] – where he opened the Midwest sales office and served as the Director for nearly two years. He also has senior-level experience at companies like Photobucket (acquired by News Corp. for $300 million[xxxiv]), ValueClick Media, and About.com. Dave earned his BS in Business Administration from the University of Nebraska-Lincoln in 1995.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Discount Rate: 20%
Valuation Cap: $3.5 million or $3 million
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $3,000,000 or $3,500,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.



MicroVentures

PRESS

Fox 7 Austin: Hidrent App Helps People With Odd Jobs
WFAA 8 Dallas: Handy Firefighters to the Home Task Rescue With Hidrent App
CBS Denver: Firefighters Use 'Hidrent' App to Serve Community During Off Duty Hours
Fox 10 Phoenix: New App Connects Off-Duty Firefighters With People to Complete Tasks

---

[i] https://news.crunchbase.com/news/capital-factory-lone-star-states-best-kept-startup-secret/
[ii] https://www.facebook.com/pg/hidrent/reviews/
[iii] https://a16z.com/2018/11/27/services-marketplaces-service-economy-evolution-whats-next/
[iv] https://www.applicoinc.com/blog/home-techs-next-frontier/
[v] https://www.aarp.org/money/scams-fraud/info-2019/home-improvement.html
[vi] https://globalnews.ca/news/4085069/most-respected-professions/
[vii] https://www.firerescue1.com/fire-news/137560018-best-part-time-jobs-for-firefighters/
[viii] https://www.jchs.harvard.edu/sites/default/files/Harvard_JCHS_Improving_Americas_Housing_2019.pdf
[ix] https://nextdoor.com/city/boise--id/
[x] https://www.digitalcommerce360.com/article/infographic-top-online-marketplaces/
[xi] https://www.digitalcommerce360.com/article/infographic-top-online-marketplaces/
[xii] https://www.bls.gov/oes/current/oes332011.htm
[xiii] https://www.nfpa.org/News-and-Research/Data-research-and-tools/Emergency-Responders/US-fire-department-profile
[xiv] https://www.bls.gov/oes/current/oes332011.htm
[xv] https://www.jobmonkey.com/firefighting/schedule/
[xvi] https://www.verifiedmarketresearch.com/product/global-home-service-market-size-and-forecast-to-2025/
[xvii] https://www.jchs.harvard.edu/sites/default/files/Harvard_JCHS_Improving_Americas_Housing_2019.pdf
[xviii] https://docs.google.com/spreadsheets/d/1DNqj_TOBkbh06XAXNiIQLQEkR3l-HfUr06hadH8ANnY/edit#gid=0
[xix] https://techcrunch.com/2018/05/05/how-did-thumbtack-win-the-on-demand-services-market/
[xx] https://news.crunchbase.com/news/thumbtack-intends-to-raise-120-million-at-a-1-3-billion-valuation/
[xxi] https://www.homeadvisor.com/how-it-works/
[xxii] https://www.homeadvisor.com/help/faqs/
[xxiii] https://techcrunch.com/2017/05/01/angi/
[xxiv] http://ir.angihomeservices.com/static-files/011f39e9-0a55-4de6-8fb8-f4671b31a436
[xxv] https://www.handy.com/retail
[xxvi] https://www.axios.com/angies-list-parent-company-acquires-handy-b37c7630-8fdb-47db-beb2-e2284aa04147.html
[xxvii] http://ir.angihomeservices.com/static-files/011f39e9-0a55-4de6-8fb8-f4671b31a436
[xxviii] https://support.taskrabbit.com/hc/en-us/articles/204411610-What-is-the-TaskRabbit-Service-Fee-
[xxix] https://www.taskrabbit.com/
[xxx] https://www.vox.com/2017/9/28/16377528/ikea-acquisition-taskrabbit-shopping-home-contract-labor
[xxxi] https://techcrunch.com/2016/02/01/telenor-jumps-into-ad-tech-acquires-tapad-for-360m/
[xxxii] https://techcrunch.com/2018/09/24/apple-closes-its-shazam-acquisition-and-says-the-music-recognition-app-will-soon-become-ad-free/
[xxxiii] https://venturebeat.com/2013/08/07/video-ad-network-yume-raises-46m-in-tiny-ipo/
[xxxiv] https://www.cnbc.com/id/18946467

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE
SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY
STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON
THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND
SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE
LOSS OF THEIR ENTIRE INVESTMENT.

Hidrent Inc.
3908 Estelline Drive, Celina, TX 75009

Ladies and Gentlemen:

The undersigned understands that Hidrent Inc., a Corporation organized under the laws of
Delaware (the "Company"), is offering up to $107,000.00 of Crowd Note (the "Securities") in a
Regulation CF Offering. This Offering is made pursuant to the Form C, dated June 21, 2019 (the
"Form C"). The undersigned further understands that the Offering is being made pursuant to
Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without
registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C,
the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page
hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as
described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject
to restrictions on transfer as set forth in this subscription agreement (the "Subscription
Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the
Company shall have the sole right, at its complete discretion, to accept or reject this subscription,
in whole or in part, for any reason and that the same shall be deemed to be accepted by the
Company only when it is signed by a duly authorized officer of the Company and delivered to
the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be
accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take
place at 11:59pm Pacific Standard time on August 19, 2019, or at such other time and place as
the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and
Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other
means approved by the Company at least two days prior to the Closing, in the amount as set forth
on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the
Company. The undersigned shall receive notice and evidence of the entry of the number of the
Securities owned by undersigned reflected on the books and records of the Company, which

shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	3908 Estelline Drive Celina, TX 75009 Attention: David Heimbuch
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Hidrent Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Hidrent, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Hidrent Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3 million or $3.5 million (See the Conversion Price Below)

The "**Discount Rate**" is 20%

The "**Offering End Date"** is August 19, 2019.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal:

i. Investors that purchase the first Twenty-Five Thousand (25,000) Crowd Notes and thereby fund the first Twenty-Five Thousand Dollars ($25,000) will receive Crowd Notes with a conversion provision based on $3 million valuation cap instead of a $3.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of a (A) a 20% discount to the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $3 million valuation cap [instead of $3.5 million].

ii. The lower of (A) the product of (1) one minus 20% and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any

4

known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



HIDRENT

Get Help Give Back

LEGAL NOTICE

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



DID YOU

KNOW...

Usually, firefighters work 10 24-hour shifts each month, leaving them to enjoy 20 days off every month?[1]

During this time off, many firefighters work second jobs in the gig economy to help supplement their incomes and capitalize on their unique skill set.[2]

HIDRENT

1. https://www.jobmonkey.com/firefighting/schedule/
2. https://www.firerescue1.com/fire-news/137560018-best-part-time-jobs-for-firefighters/

THE GIG ECONOMY HAS CHANGED THE WORLD OF WORK

It is estimated that gig workers accounted for more than $1.4 trillion of total U.S. income in 2018.

 38.4%

38.4% of gig workers both worked nonseasonal gigs and sourced their work via digital marketplaces in Q4 2018.

 38.4%

That same percentage (**38.4%**) of gig workers pursued ad hoc employment for its flexibility.

 70.0%

70.0% of gig workers who were paid via direct deposit were "very" or "extremely" satisfied with how they were paid.

 HIDRENT

https://securecdn.pymnts.com/wp-content/uploads/2019/04/Gig-Economy-April-19.pdf



HIDRENT

We provide off-duty firefighters with an **exclusive digital marketplace** to keep busy and supplement their incomes while also offering people near them easy access to safe, trustworthy, and reliable help.



~30,000 fire stations

in communities across the U.S.[1]



Firefighters

already have full-time health benefits,[2] eliminating the challenge some gig economy workers have with their current digital marketplace of choice[3]





BUT HOW MANY FIREFIGHTERS ARE THERE?

In 2017, there were ~1.1 million firefighters in the U.S.[1]

1. https://www.nfpa.org/News-and-Research/Data-research-and-tools/Emergency-Responders/US-fire-department-profile
2. https://bizfluent.com/info-8392723-kinds-benefits-do-firefighters.html
3. https://www.shrm.org/hr-today/news/all-things-work/pages/gig-workers-challenge-old-order.aspx

Most Digital Marketplaces Are Broken Out By Service

Rideshare:

Uber

lyft

Homeshare:

 airbnb

 VRBO

Delivery:

 DOORDASH

 GRUBHUB

 POSTMATES

FAVOR

Moving:

 TAKL

DOLLY

 HIDRENT

We Focus On The Person

Hidrent supplies off-duty firefighters who have a unique physical skill set

Drive	Deliver	Lift	Haul	Clean	Climb	Assemble
Mow	Shovel	Repair	Share	Dog Walking	Personal Training	and so on…



The gig economy is driven by trust[1] and we vet our firefighters on Hidrent. Firefighters are also one of the most respected and positively-viewed professions.[2]



1. https://www.wired.com/story/book-excerpt-gig-economy-weirdness/
2. https://globalnews.ca/news/4085069/most-respected-professions/

Business Model

Hidrent collects a percentage of the total revenue on all completed jobs.

Additional Revenue Stream Coming Soon:
We're looking to integrate insurance coverage into the job price and add the insurance fees plus a small premium to the job price.

Go-to-Market Strategy:
Customer acquisition through digital media like Facebook and Nextdoor.

Marketing:
We add firefighters by simply using direct mail to the stations.

HIDRENT





Traction

- ✓ **~28,000** Consumer App Downloads

- ✓ **3,200** Firefighter App Downloads

- ✓ **$165,000** Total Transactions through Hidrent

- ✓ **~1,000** Completed Jobs

- ✓ **$209** Average Revenue Per Job in Q1 2019 (Highest quarter ever)



Team



Founder & CEO

Dave Heimbuch:

10+ year marketing and sales startup veteran who has had senior-level experience at many large technology companies including:

Photobucket: Director – Midwest Sales, company was acquired for $300 million in 2007[1]

YuMe: Director – Midwest Sales, company IPO'ed in 2013[2]

Shazam: Director of Ad Sales - Central Region, company was acquired by Apple for $400 Million in 2017[3]

Tapad: Senior Director of Sales, company was acquired for $360 Million in 2017[4]

1. https://www.cnbc.com/id/18946467
2. https://venturebeat.com/2013/08/07/video-ad-network-yume-raises-46m-in-tiny-ipo/
3. https://techcrunch.com/2018/09/24/apple-closes-its-shazam-acquisition-and-says-the-music-recognition-app-will-soon-become-ad-free/
4. https://techcrunch.com/2016/02/01/telenor-jumps-into-ad-tech-acquires-tapad-for-360m/



Our Partner

In May 2019, we were accepted into the Capital Factory accelerator.



Capital Factor has been dubbed "The center of gravity for entrepreneurs in Texas," and gives Hidrent access to hundreds of mentors and visibility to potentially attract talent, advisors, investors, and customers.



https://www.capitalfactory.com/



In The News

    



Funding & Expansion

We are seeking funding for:

 Expansion into additional markets like Raleigh, NC; Boise, ID; Miami, FL, and more

 Building on our marketing strategy including: Public Relations/Search Engine Optimization/Social Media & Display Advertising

 Bringing our technology in-house to build a transaction-based website (i.e. where consumers can purchase on their web browser) and optimize communication flow in-app







Thanks
For Your Time

EXHIBIT F

Video Transcript

Video Transcript

Michael: Firefighters are inherently inclined to help people. So, when we're working on the job, and when we're working off the job, we want to help people.

David: Hidrent is a digital marketplace that connects off-duty firefighters, who are looking for extra work, with people in their communities who need jobs done.

We offer a variety of handy-man type services now, it can be anything from hanging a ceiling fan to hanging a flat screen TV, assembling a couch, cleaning leaves out of gutters, hanging Christmas lights, of course smoke detectors.

Michael: A lot of firefighters have side jobs. It's great for an extra set of income, and we get to help people, not only on the job, but off the job as well.

Customer: We already know that firefighters are heroes and so to be able to hire somebody, during their off time, to come in and help us in our home, feels really great.